UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF MARCH 2008
COMMISSION FILE NUMBER: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.
(Translation of registrant's name into English)
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Effective April 1, 2008, the Board of Directors of HLS Systems International, Ltd. (“HLS”) has appointed Dr. Wang Ben as the Chief Financial Officer of the Company. Dr. Wang will be based in Beijing, PRC. Prior to joining HLS, Dr. Wang was the Executive General Manager of Ever Source Science & Technology Development Co. Ltd., an energy and environment science company based in PRC that specializes in the research and development of renewable energy resources. From January 2002 to July 2006, he was a Director of Cambridge Business Group in Hong Kong, and from October 1998 to December 2001, he was the Managing Director of Southern China Capital Co. Ltd. in Hong Kong. Dr. Wang received his M.A. in Economics and his Ph.D. in International Finance from Northeastern University (Boston) in 1992 and 1995 respectively. He has also carried out two postdoctoral programs at Brandeis University (Massachusetts), and in the Chinese University of Hong Kong. He is fluent in both English and Mandarin.

The Board of Directors of HLS also announced that Mr. Lewis Solomon has resigned from the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
HLS SYSTEMS INTERNATIONAL, LTD.

By:	/s/Wang Changli
Name:	Wang Changli
Title:	President and Chief Executive Officer

Date: March 31, 2008